Exhibit 12

Zep Inc.

Ratio of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred

Stock Dividends

(In thousands, except ratios)

	Fiscal Year Ended August 31,					Six Months Ended February 28,	Three Months Ended February 28,
	2009	2008	2007	2006	2005	2010	2010
Income before Provision for Income Taxes	$15,184	$25,991	$24,837	$35,823	$35,104	$9,687	$980
Additions:
Fixed charges	2,447	4,038	6,026	5,307	3,649	1,107	649

Total Earnings	$17,631	$30,029	$30,863	$41,130	$38,753	$10,794	$1,629

Fixed Charges
Interest expense	$1,791	$3,081	$5,218	$4,641	$2,935	$749	$479
Preferred stock dividends	—	—	—	—	—	—	—
Capitalized interest	—	—	—	—	—	—	—
Estimate of interest portion of rental expenses	656	957	808	666	714	358	170

Total Fixed Charges	$2,447	$4,038	$6,026	$5,307	$3,649	$1,107	$649

Ratio of Earnings to Fixed Charges	7.2	7.4	5.1	7.8	10.6	9.8	2.5

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	7.2	7.4	5.1	7.8	10.6	9.8	2.5